Exhibit 99.1
For Immediate Release
Qiao Xing Mobile To Recruit 200 Engineers in China for 3G Mobile Phone
Development In 2009
Beijing, China (April 14, 2009) — Qiao Xing Mobile Communication Co., Ltd. (‘‘Qiao Xing Mobile’’ or ‘‘the Company’’) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (‘‘CECT’’), today announced that it plans to accelerate its 3G mobile phone R&D by adding 200 engineers to its existing R&D team in Beijing in 2009. The new personnel will spearhead the Company’s research, design, development and commercialization of 3G network-compatible handsets, with a focus on TD-SCDMA and WCDMA products.
Mr. Wu Zhiyang, chairman of Qiao Xing Mobile, commented, “In 2009, CECT is scheduled to launch several exciting new 3G models. Currently, the VEVA T3 is in operational test with China Mobile, the largest operator in China. And our VEVA F1 has already past qualification test and been selected into the first WCDMA model list of China Unicom, another Chinese operator.”
Mr. Wu continued, “The advent of the 3G era brings a big wave of development opportunities for Chinese mobile handset makers. Analysts forecast the rapid rollout of 3G networks in China means the demand for 3G phones with advanced user interface and web-friendly functionalities will rise at a double-digit-figure for the next few years. Although the financial crisis had an adverse impact on the high-tech and telecom industries, we believe it presents opportunities for us to recruit top R&D talents from the outside. With four Company-owned and operated specialty retail stores in Beijing and many more to come, and our 3G phone bundling agreements with Chinese operators, we are well-positioned to lead our industry with the most innovative mobile handset products and seize this historic opportunity brought by 3G.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVA” brand names. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 14, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-82193728 ext 8070
Email: shiheng@cectelecom.com
Valentine Ding
Grayling
Tel: 1-646-284-9412
Mob: 1-646-400-2551
Email: valentine.ding@us.grayling.com